May 13, 2009

VIA EDGAR

Mr. Kevin W. Vaughn, Branch Chief

Mr. Paul Cline, Staff Accountant

U.S. Securities and Exchange Commission, Mail Stop 4561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 8-K filed April 23, 2009

Dear Mr. Vaughn and Mr. Cline:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated April 29, 2009 from Mr. Vaughn to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) and Form 8-K filed April 23, 2009. The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Net Interest Income, page 45

Comparison of 2008 with 2007, page 48

1.              Please revise future filings to include a discussion of net interest income similar to the one you include in your comparison of 2007 with 2006.  Your current disclosure focuses on tax-equivalent net interest income.

We will revise our future filings to include a discussion of net interest income similar to the one provided for the prior period presented in our Form 10-K.  We propose the following revised disclosure, using the amounts from our 2008 Form 10-K as an example:

Proposed Revised Disclosure:

Net interest income declined to $599.9 million for 2008 from $608.3 million for 2007. The decline in net interest income is largely due to the significant decline in interest rates compared with the prior year. In particular, the Company’s average prime rate for 2008 decreased by 296 basis points to 5.09 percent compared with the prior year.  The net settlement of interest-rate swaps increased interest income by $12.8 million for 2008 and increased interest expense by $5.4 million for 2007. The favorable impact of interest-rate swaps on net interest income compared with the prior year only partially offsets the impact of lower rates on loan yields. Approximately $3.8 million of the reduction in net interest income for 2008 is attributable to the increase in non-accrual loans compared with the prior year. Interest income recovered on charged-off loans was $1.2 million for 2008 compared with $1.7 million in 2007.

May 13, 2009

Page Two

Fully taxable-equivalent net interest income, which includes amounts to convert nontaxable income to fully taxable-equivalent amounts, decreased to $612.1 million for 2008 compared with $621.3 million for 2007. The average yield on earning assets decreased to 5.46 percent, or by 102 basis points, for 2008 compared with 6.48 percent for 2007. The average cost of interest-bearing liabilities decreased to 2.19 percent, or by 138 basis points, from 3.57 percent for 2007. The fully taxable net interest margin declined to 4.20 percent for 2008 from 4.45 percent for 2007. The $41.0 million reduction in net interest income due to the decline in the rates earned on interest-earning assets and paid on interest-bearing liabilities (rate variance) was partially offset by a $32.4 million increase in net interest income generated through loan growth (volume variance).

Loan Portfolio, page 66

2.              We note that a large portion of your originated portfolio appears to be in California, an area that has experienced significant declines in values of collateral underlying loans, and in Nevada and New York.  Please revise future filings to quantify the percentage of the portfolio in each market and consider the need to discuss the risks in each market.

Proposed Revised Disclosure:

The Company’s lending activities are predominantly in California, and to a lesser extent, New York and Nevada.  At December 31, 2008, California represented 88 percent of total loans outstanding and Nevada and New York each represented 4 percent.  The remaining 4 percent of total loans outstanding represented other states.  Concentrations of credit risk arise when a number of clients are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.  Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio and credit performance depends on the economic stability of Southern California.  California has experienced significant declines in real estate values and adverse effects of the recession.  California also faces a significant budget deficit and its unemployment rate at December 31, 2008 was 9.3 percent.  The Company’s loan portfolio has been affected by the economy, but the impact is lessened by the Company having most of its loans in large metropolitan California cities such as Los Angeles, San Francisco and San Diego and lesser in the outlying suburban communities that have seen higher declines in real estate values.  The economic decline has been more severe in Nevada.  The Nevada economy is heavily dependent on travel, tourism and construction.  During early 2008, financial conditions in these sectors began to deteriorate rapidly.  The decline in the economy has led to an increase in the Nevada unemployment rate to 7.9 percent.  The consensus outlook for 2009 is that the Nevada economy will remain challenged as residential foreclosures continue to mount and overall consumer spending, which correlates to travel and tourism spending, is expected to remain suppressed given nationwide higher unemployment and general uncertainty about the economy.  The Company’s Nevada portfolio has been broadly affected with the most significant stress in the construction and land portfolios.  The Company has very few residential mortgage loans in Nevada.  The New York loan portfolio primarily relates to private banking clients in the Entertainment and Legal industries which continue to perform well.

May 13, 2009

Page Three

Commercial and Lease Financing, page 67

3.              Please revise future filings to provide an expanded discussion of your shared national credits, including risks associated with this type of lending and how you monitor those risks.

Proposed Revised Disclosure:

To grow, diversify and manage concentration risk of the Company’s loan portfolio, the Company purchases and sells participations in loans.  Included in this portfolio are purchased participations in Shared National Credits (“SNC”).  As of December 31, 2008, purchased SNC commitments totaled $1.31 billion, or 7 percent of total loan commitments.  Outstanding loan balances on purchased SNCs were $707.9 million, or 6 percent of total loans outstanding, at December 31, 2008.  At December 31, 2007, purchased SNC commitments totaled $1.31 billion, and outstanding balances totaled $495.5 million.  The growth in the purchased SNC portfolio during 2008 was related to commercial credits.

SNC purchases represent a prudent portfolio growth and diversification strategy for the Company. It provides the Company the opportunity to extend credit and other fee-based services and products to companies and their owners and/or principals, whose borrowing needs exceed the Company’s desired credit exposure to one borrower.  Risk is shared among several banks.  The Company generally purchases SNCs where either the owner or the borrower has operations domiciled in the Company’s market area and where there is an opportunity to cross-sell products and services in addition to the subject credit facility. The Company performs a similar level of due diligence on SNC as it does for non-SNC credit facilities. The amount of purchased SNC loans is controlled and monitored through the Company’s concentration limits.  SNC loans are originated by selected departments that specialize and understand the complexity of larger loans and borrowers. By definition there is no fundamental difference in credit risk between a SNC and a non-SNC borrower. The Company believes the primary risk associated with a SNC loan compared to a non-SNC loan is that the account management strategy is subject to a consensus agreement among the lenders, which may differ from the Company’s account management strategy.  This risk is monitored by the Company through maintaining close contact with the borrower and the agent banks.

Residential Mortgages, page 68

4.              Please revise to include a discussion of why you believe disclosing the weighted average LTV of loans at origination is meaningful.  Please disclose the basis on which it is weighted (e.g., simple average) and the range of LTV’s of your loans at origination.  It is not clear from your current disclosure what your upper limit risks are on your loans at origination.  Please similarly revise your discussions of equity lines of credit.

Our current disclosure is based on a simple average of LTV at origination.

Proposed Revised Disclosure:

To be included in the Residential Mortgages section:

The residential mortgage loans originated internally have an average loan-to-value (“LTV”) ratio of 50 percent at origination for 2008, compared to 51 percent for 2007.  The average loan-to-value ratio is calculated as a simple average of LTV ratios at originations.  The Company’s average LTV ratio has remained steady and is indicative of the quality of the Company’s underwriting standards.

May 13, 2009

Page Four

To be included in the Equity Lines of Credit section:

Equity lines of credit originated internally have an average LTV ratio of 54 percent at origination for 2008, compared to 55 percent for 2007.  The average loan-to-value ratio is calculated as a simple average of LTV ratios at origination.  The Company’s average LTV ratio has remained steady and is indicative of the quality of the Company’s underwriting standards.

The following table provides the composition of residential mortgage loans and equity lines of credit by LTV ratios at origination for 2008:

LTV	Residential Mortgages	Equity Lines of Credit
Less than 60%	58.7%	58.7%
Over 60% through 65%	12.3	13.6
Over 65% through 70%	10.1	11.1
Over 70% through 75%	10.1	7.4
Over 75% through 80%	8.6	6.0
Over 80%	0.2	3.2

Portfolio Characteristics, page 70

5.              It appears that your maximum loan-to-value ratios have changed from prior periods.  Please revise future filings to discuss the changes in management’s policy between periods, including the reasons for the changes and the effect of the changes on your portfolio.  Your current disclosures do not address the fact that loans originated in earlier periods may have higher risk characteristics to the extent they may have been underwritten at higher LTV’s.

Proposed Revised Disclosure:

During 2008, the Company reduced the LTV guidelines at origination for residential mortgages and equity lines of credit to 75 percent from 80 percent.  The reduction in these LTV guidelines were in response to declining home prices.  At December 31, 2008, loans with LTV ratios in the 75 percent to 80 percent range at origination represented 8.6 percent of residential mortgages and 6.0 percent of equity lines of credit.  These loans were originated from years 2001 through 2008.

May 13, 2009

Page Five

6.            Please revise future filings to include an expanded discussion of the underwriting policies and procedures for each significant loan category, including documentation requirements, credit rating requirements, etc.  Discuss if variable rate loans are underwritten at fully indexed rates, and discuss the terms of hybrid loan products, including the related underwriting policies and procedures.

Proposed Revised Disclosure:

Commercial Loans

The Company has established underwriting guidelines for the origination of commercial loans. Generally the following factors are considered in the evaluation of a loan request:

•                  Character and creditworthiness of the borrower and guarantors, if applicable

•                  Financial capacity of the guarantor including an assessment of their balance sheet, income statement and statement of cash flow

•                  Collateral

•                  Industry trends and economic conditions

•                  Stress testing for changes in interest rates, cash flow and other assumptions

•                  Condition and requirements of the debt markets to determine the borrower’s ability to refinance the loan at maturity.

Additionally, the credit facilities are governed by loan agreements which require the periodic submission of financial and collateral information that enables the Company to ascertain the financial condition of the borrowers and guarantors, adherence with covenants and condition of collateral.

Commercial Real Estate and Construction Loans

The Company has established underwriting guidelines for the origination of loans secured by commercial real estate including term loans and construction loans. Generally the following factors are considered in the evaluation of a loan request:

•                  Character and creditworthiness of the borrower and guarantors, if applicable

•                  Project feasibility including but not limited to location, project design, functionality and market conditions

•                  Trends in lease rates, sale prices, absorption rates, lessee rollover rates and pre-leasing

•                  Loan to value

•                  Cash equity in project or collateral

•                  Debt service coverage

•                  Stress testing for changes in interest rates, cap rates and other factors

•                  Condition and requirements of the debt markets to determine the borrowers’ ability to refinance the loan at maturity

Additionally, the credit facilities are governed by loan agreements which require the periodic submission of financial and collateral information that enables the Company to ascertain the financial conditions of the borrowers and guarantors and performance of the underlying real estate collateral.

May 13, 2009

Page Six

Residential Mortgage Loans

Residential Mortgage underwriting considerations include:

•                  Debt to income ratios

•                  Housing expense to income ratios

•                  Loan to value

•                  FICO score

•                  Liquidity reserves available

•                  Down payment

•                  Stability of income

•                  Documentation types are limited to full documentation or stated income, verified assets.

•                  The loan amount of any stated income, verified asset loan is further limited by a combination of LTV and FICO score

Equity Lines of Credit

Home equity product underwriting considerations include:

•                  Debt to income ratios

•                  Payment for underwriting calculated as if line is fully extended and amortized over 15 years

•                  Variable rate loans are underwritten at fully indexed rate

•                  Cumulative loan to value

•                  Stability of income

•                  Full documentation only

•                  Lien position limited to 1st or 2nd position

•                  Owner-occupied or vacation homes only

The Company underwrites variable rate loans at fully indexed rates.

Hybrid loans have a 30-year maturity with a fixed period ranging from 3 to 10 years which converts to an adjustable rate mortgage with full amortization over the remaining maturity. All hybrid loans are tied to the 1-Year Constant Maturities Treasury (CMT) index, with interest rate adjustments occurring annually. The initial rate cap is a maximum of 2 percent for 3-year fixed-rate period loans and 5 percent for 5, 7 and 10-year fixed-rate period loans. The annual rate cap thereafter is a maximum of 2 percent, with lifetime caps of 6 percent and 5 percent, respectively. The minimum floor rate is 3.5 percent. The Company does not originate negative amortization loans. The Company typically originates mortgage loans to existing private banking clients whose history is well known to the Company.  The underwriting policies for hybrid loans are the same as the underwriting policies for residential mortgage loans.

May 13, 2009

Page Seven

7.              Please revise future filings to specifically disclose whether or not you have underwritten any sub-prime loans and to disclose how you define that term.

Proposed Revised Disclosure:

The Company’s policy defines subprime loans as loans to applicants who typically have impaired credit histories, reduced repayment capacity, and a relatively higher default probability. Subprime credit risk characteristics may include:

-                    Two or more 30-day delinquencies in the last 12 months, or one or more 60-day delinquencies in the last 24 months;

-                    A judgment, foreclosure, repossession, or charge-off in the prior 24 months;

-                    A bankruptcy in the last five years;

-                    A credit bureau risk score (FICO) of 660 or less; and/or

-                    Debt-to-income ratio of 50 percent or greater

The Company does not, and has not, offered a subprime loan program. All loans are judgmentally underwritten by reviewing the client’s credit history, payment capacity and collateral value.  The Company does not consider loans with the above characteristics to be subprime if strong and verifiable mitigating factors exist.  Mitigating factors include guarantees, low LTV ratios and verified liquidity.  As of December 31, 2008, the Company did not have any subprime loans in its loan portfolio based on the Company’s definition.

Asset Quality, page 72

8.              Noting the significant deterioration of your asset quality ratios, please revise future filings to include an expanded discussion of how you considered the following trends between periods in developing the allowance for loan and lease losses:

•                Non-accrual loans increased approximately 180% at December 31, 2008 from December 31, 2007.

•                The allowance for loans and lease losses as a percentage of total loans and leases decreased by approximately 52% at December 31, 2008 from December 31, 2007.

•                Loans charged off increased approximately 399% at December 31, 2008 from December 31, 2007.

•                The allowance for loan and lease losses as a percentage of nonperforming loans decreased approximately 52% at December 31, 2008 from December 31, 2007.

The allowance for loan and lease losses as a percentage of total loan and leases was 1.80 percent as of December 31, 2008 and 1.45 percent as of December 31, 2007, an increase of 24 percent.

Proposed Revised Disclosure:

During 2008, non-accrual loans increased to $211.1 million from $75.6 million in 2007 and net charge-offs increased to $68.5 million compared to $8.5 million in 2007.  In accordance with the Company’s allowance for loan and lease losses methodology and in response to increased non-accrual loans and net charge-offs, the Company increased its provision for loan and lease losses to $127.0 million during 2008 compared to $20.0 million in 2007, a 535 percent increase.  The allowance for loan and lease losses increased by 33 percent to $224.0 million as of December 31, 2008 compared to $168.5 million as of December 31, 2007.  The ratio of allowance for loan and lease losses as a percentage of total loans and leases increased by approximately 24 percent from December 31, 2007 to December 31, 2008.  The Company believes that its allowance for loan and lease losses continues to be adequate.

May 13, 2009

Page Eight

While there was a significant growth in non-accrual loans, the Company believes the allowance for loan and lease losses is adequate to cover the increase.  All non-accrual loans greater than $500,000 are considered impaired and are analyzed individually under the guidance of SFAS 114, Accounting by Creditors for Impairment of a Loan.  The Company does not maintain a reserve for impaired loans where the carrying value of the loan is less than the fair value of the collateral, reduced by costs to sell.  Where the carrying value of the impaired loan is greater than the fair value of the collateral, less costs to sell, the Company specifically establishes an allowance for loan and lease losses to cover the deficiency.  This analysis ensures that the non-accruing loans have been adequately reserved.

Form 8-K filed April 23, 2009

9.            We note your presentation of “Period-end tangible common shareholders’ equity to period-end tangible assets” on page 32 and 33 of your Form 10-K.  We also note your presentation of “Period-end tangible common shareholders’ equity to period-end tangible assets”, “Average tangible equity to total average tangible assets,” and “Average tangible common shareholders’ equity to total average tangible assets” in your Form 8-K filed April 23, 2009.  These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•                To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•                To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e) (1) (i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•                To the extent you disclose or release publicly any material information that included a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

•                As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

May 13, 2009

Page Nine

Item 10(e)(1)(i)(A) of Regulation S-K requires the presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”).  In its Form 8-K, filed April 23, 2009, the Company presents its tangible common shareholders’ equity to tangible assets ratio and tangible equity to tangible assets ratio along with common shareholders’ equity to assets ratio and total equity to assets ratio, both GAAP measures.  The Company will present all future disclosures of the tangible common shareholders’ equity to tangible assets ratio and tangible equity to tangible assets ratio in the Form 10-K alongside with their most closely comparable GAAP measure.

For all future filings of the Form 10-K, Form 10-Q and Form 8-K, the Company will include the following footnotes to tables presenting the tangible common shareholders’ equity to tangible assets ratio and tangible equity to tangible assets ratio:

(1)          Tangible common shareholders’ equity to tangible assets represents common shareholders’ equity less identifiable intangible assets and goodwill divided by total assets less identifiable intangible assets and goodwill.  The Company views tangible common shareholders’ equity to tangible assets, a non-GAAP measure, as a meaningful measure of capital equity.

(2)   Tangible equity to tangible assets represents total equity less identifiable intangible assets and goodwill divided by total assets less identifiable intangible assets and goodwill.  The Company views tangible equity to tangible assets, a non-GAAP measure, as a meaningful measure of capital equity.

In addition to the footnote, the Company will disclose the following reconciliation of the non-GAAP ratios calculation. Certain amounts for December 31, 2008, as reported in the Form 10-K, have been restated to reflect the retrospective adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, effective January 1, 2009.

(in thousands)	2008

Common shareholders’ equity	$1,650,844
Less: Goodwill	(459,418)
Less: Other intangible assets	(40,619)
Tangible common shareholders' equity	$1,150,807

Total equity	$2,066,374
Less: Goodwill	(459,418)
Less: Other intangible assets	(40,619)
Tangible equity	$1,566,337

Total assets	$16,455,515
Less: Goodwill	(459,418)
Less: Other intangible assets	(40,619)
Tangible assets	$15,955,478

Tangible common shareholders' equity
to tangible assets	7.21%
Tangible equity to tangible assets	9.82%

The Company will disclose the following footnote to its presentation of risk-weighted assets:

(1)          Under bank regulatory guidelines, the Company calculates risk-weighted assets by assigning assets and credit equivalent amounts of derivatives and off-balance sheet items to one of several broad risk categories according to the obligor, or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar amount in each risk category is then multiplied by the risk weight associated with that category.  The resulting weighted values from each of the risk categories are added together for determining risk-weighted assets.

May 13, 2009

Page Ten

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

/s/ Christopher J. Carey
Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel and Secretary